                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*


                               VIDEO UPDATE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 CLASS A COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   92657V-10-4
                                 --------------
                                 (CUSIP Number)

                                December 31, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ] Rule 13d-1(b)
        [X] Rule 13d-1(c)  (Amendment filed pursuant to Rule 13d-2(b))
        [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 7 pages
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------------------------------                    ------------------------------
CUSIP No.  92657V-10-4                             Page  2  of  7   Pages
          --------------                                ---    ---
------------------------------       13G          ------------------------------

------- ------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (Entities only)

                         Daniel A. Potter

------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a)  |_|

                                                                (b)  |_|
------- ------------------------------------------------------------------------
3       SEC USE ONLY


------- ------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

                         United States of America

---------------- ---- ----------------------------------------------------------
                 5    SOLE VOTING POWER

   NUMBER OF          1,516,120 shares (consisting of (a) 1,279,173 shares of
                      Class A Common Stock, (b) 36,947 shares of Class A Common
    SHARES            Stock held in custodial accounts for Mr. Potter's children and (c) 200,000 options to purchase Class A Common Stock
                      exercisable as of 60 days from December 31, 1998.)
                 ---- ----------------------------------------------------------
 BENEFICIALLY    6    SHARED VOTING POWER

   OWNED BY                      0

     EACH
                 ---- ----------------------------------------------------------
                 7    SOLE DISPOSITIVE POWER
   REPORTING
                      1,516,120 shares (consisting of (a) 1,279,173 shares of
    PERSON            Class A Common Stock, (b) 36,947 shares of Class A Common
                      Stock held in custodial accounts for Mr. Potter's children and (c) 200,000 options to purchase Class A Common Stock
                      exercisable as of 60 days from December 31, 1998.)
                 ---- ----------------------------------------------------------
     WITH        8    SHARED DISPOSITIVE POWER

                                 0
------- ------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,516,120 shares (consisting of (a) 1,279,173 shares of Class A Common Stock, (b) 36,947 shares of Class A Common Stock held in custodial accounts for Mr. Potter's children and (c) 200,000 options to purchase Class A Common Stock exercisable as of 60 days from December 31, 1998.)
------- ------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             [ ]
------- ------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        5.1 %

------- ------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON
                 IN

--------------------------------------------------------------------------------

                               Page 2 of 7 pages
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        Item 1(a).   Name of Issuer
                     --------------

                     Video Update, Inc.

        Item 1(b).   Address of Issuer's Principal Office
                     ------------------------------------

                     3100 World Trade Center
                     30 East Seventh Street
                     St. Paul, Minnesota 55101

        Item 2(a).   Name of Person Filing
                     ---------------------

                     Daniel A. Potter

        Item 2(b).   Address of Principal Business Office, or if None, Residence
                     -----------------------------------------------------------

                     c/o Video Update, Inc.
                     3100 World Trade Center
                     30 East Seventh Street
                     St. Paul, Minnesota 55101


        Item 2(c).   Citizenship
                     -----------

                     United States of America

        Item 2(d).   Title of Class of Securities
                     ----------------------------

                     Class A Common Stock, par value $.01 per share

        Item 2(e).   CUSIP Number
                     ------------

                     92657V-10-4

        Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

              (a)[ ] Broker or dealer registered under Section 15 of the
                     Exchange Act

              (b)[ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

              (c)[ ] Insurance company as defined in Section 3(a)(19) of the
                     Exchange Act.

              (d)[ ] Investment company registered under Section 8 of the
                     Investment Company Act.

              (e)[ ] Investment adviser in accordance with Rule
                     13d-1(b)(1)(ii)(E).

              (f)[ ] Employee benefit plan, or endowment fund in accordance with
                     Rule 13d-1(b)(1)(ii)(F).

              (g)[ ] Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G).

              (h)[ ] A savings association as defined in Section 3(b) of the
                     Federal Deposit Insurance Act.

              (i)[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

                               Page 3 of 7 pages
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              (j)[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                     If this statement is filed pursuant to Rule 13d-1(c), check this box [x].

                     This statement is an amendment filed pursuant to Rule 13d-2(b).

        Item 4.      Ownership
                     ---------

                     Provide the following information regarding the aggregate number and percentage of the class of the securities of the issuer identified in Item 1.


                     (a) Amount Beneficially Owned:

                     1,516,120 shares (consisting of (a) 1,279,173 shares of Class A Common Stock, (b) 36,947 shares of Class A Common Stock held in custodial accounts for Mr. Potter's children and (c) 200,000 options to purchase Class A Common Stock exercisable as of 60 days from December 31, 1998.)

                     (b) Percent of Class:

                     5.1 %

                     (c) Number of shares as to which such persons has:

                         (i) sole power to vote or to direct the vote:

                     1,516,120 shares (consisting of (a) 1,279,173 shares of Class A Common Stock, (b) 36,947 shares of Class A Common Stock held in custodial accounts for Mr. Potter's children and (c) 200,000 options to purchase Class A Common Stock exercisable as of 60 days from December 31, 1998.)

                         (ii) shared power to vote or to direct the vote:

                              -0-

                         (iii) sole power to dispose or to direct the
                               disposition of:

                     1,516,120 shares (consisting of (a) 1,279,173 shares of Class A Common Stock, (b) 36,947 shares of Class A Common Stock held in custodial accounts for Mr. Potter's children and (c) 200,000 options to purchase Class A Common Stock exercisable as of 60 days from December 31, 1998.)

                         (iv) shared power to dispose or to direct the
                              disposition of:

                              -0-

                               Page 4 of 7 pages
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        Item 5.      Ownership of Five Percent or Less of a Class.
                     ---------------------------------------------

                     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                            Inapplicable

        Item 6.      Ownership of More than Five Percent on Behalf of Another
                     --------------------------------------------------------
                     Person.
                     -------

                     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

                            Inapplicable

        Item 7.      Identification and Classification of the Subsidiary Which
                     ---------------------------------------------------------
                     Acquired the Security Being Reported on by the Parent
                     -----------------------------------------------------
                     Holding Company.
                     ----------------

                     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

                            Inapplicable

        Item 8.      Identification and Classification of Members of the Group.
                     ----------------------------------------------------------

                     If a group has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(h) and attach an exhibit stating the identity and
                     Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

                            Inapplicable

        Item 9.      Notice of Dissolution of Group.
                     -------------------------------

                     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on

                               Page 5 of 7 pages
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                     will be filed, if required, by the members of the group, in their individual capacity. (See Item 5.)

                            Inapplicable

        Item 10.     Certification.
                     --------------

                     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                               Page 6 of 7 pages
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             Date:  February 12, 1999
                                   --------------------------------

                             Signature: /s/ Daniel A. Potter
                                       ----------------------------

                             Name/Title: Daniel A. Potter
                                        ---------------------------

                               Page 7 of 7 pages